EXPLANATORY NOTE:

The Company’s audited financial statements as of and for the years ended December 31, 2008 and 2007 have been included as an exhibit to this Registration Statement on Form S-3 solely to (i) give retroactive effect to the 1 for 4 reverse stock split on September 8, 2009 and 2 for 1 forward stock split on February 1, 2010 on all shares, options, warrants, earnings per share and exercise price information; and (ii) to reflect the Company's adoption of a pronouncement by the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 805 Business Combination and Topic 810 Consolidation which became effective on January 1, 2009, and requires the retrospective reclassification of the description and presentation of "minority interest" to "non-controlling interest" on the balance sheet, statement of operations and statement of cash flows. There was no change in the Company's financial condition, results of operations or cash flows as of and for the periods presented and therefore no change to any of the financial statements as a result of the adoption of ASC Topics 805 and 810.

CHINA AGRITECH, INC.
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS
ENDED DECEMBER 31, 2007 AND 2008

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors of China Agritech, Inc. and Subsidiaries

We have audited the accompanying consolidated balance sheet of China Agritech, Inc. and Subsidiaries as of December 31, 2008, and the related consolidated statements of income, stockholders' equity, and cash flows for the year then ended.  These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement.  The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting.  Accordingly, we express no such opinion.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2008 consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2008, and the consolidated results of its operations and its cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles.

As described on Note 22, the Company adopted certain provisions of financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 805 Business Combination and Topic 810 Consolidation on January 1, 2009, which required retrospective application in the 2008 financial statements.

/s/ Crowe Horwath LLP
Sherman Oaks, California

March 26, 2009, except for Note 22,
as to which the date is February 9, 2010

Report of Independent Registered Public Accounting Firm

Board of Directors and Stockholders of
China Agritech and Subsidiaries

We have audited the accompanying consolidated balance sheet of China Agritech Inc. and Subsidiaries as of December 31, 2007, and the related consolidated statements of income, stockholders' equity, and cash flows for the year ended December 31, 2007.   These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of China Agritech Inc. and Subsidiaries as of December 31, 2007, and the consolidated income statements and their consolidated cash flows for the  year  ended December 31, 2007, in conformity with U.S. generally accepted accounting principles.

/s/ Kabani & Company, Inc.
Certified Public Accountants

Los Angeles, California
March 10, 2008

CHINA AGRITECH, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2008 AND 2007

	DECEMBER 31, 2008	DECEMBER 31, 2007
ASSETS
Current Assets
Cash and cash equivalents	$11,952,235	$11,841,221
Restricted cash	—	2,011,415
Accounts receivable, net	34,773,115	21,876,368
Inventories	6,452,618	3,508,741
Advances to suppliers	10,795,357	12,343,255
Prepayments and other receivables	2,484,346	1,242,693

Total Current Assets	66,457,671	52,823,693
Property and equipment, net	4,496,045	3,798,958
Deposit for equipment	749,799
Construction in progress	961,551	—

Total Assets	$72,665,066	$56,622,651

LIABILITIES AND STOCKHOLDERS’S EQUITY
Current Liabilities
Accounts payable	$3,327,281	$41,146
Accrued expenses and other payables	221,954	229,049
Amount due to related parties	—	352,505
Taxes payable	1,388,897	1,650,243

Total Current Liabilities	4,938,132	2,272,943

Commitments	—	—

Stockholders' Equity
Common stocks; $0.001 par value, 100,000,000 shares authorized, 12,351,126* shares issued and outstanding as of December 31,2008 and December 31,2007	24,700	24,700
Additional paid in capital	26,148,879	26,135,914
Statutory reserve	5,425,407	4,299,653
Accumulated other comprehensive income	5,837,917	2,578,107
Retained earnings	25,361,597	17,845,610

Total China Agritech’s Stockholders' Equity	62,798,500	50,883,984
Non-controlling Interest in a Subsidiary	4,928,434	3,465,724

Total Shareholders’ Equity	67,726,934	54,349,708

Total Liabilities and Stockholders' Equity	$72,665,066	$56,622,651

* after taking the effect of 1 for 4 reverse stock split on September 8, 2009 and 2 for 1 forward stock split on February 1, 2010

The accompanying notes are an integral part of these consolidated financial statements.

CHINA AGRITECH, INC. AND SUBSIDIARIES
CONSOLIDATED INCOME STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

	2008	2007
Net revenue	$45,240,212	$38,008,580

Cost of revenue	(24,889,387)	(18,939,725)

Gross profit	20,350,825	19,068,855

Operating expenses
Selling expenses	(2,369,763)	(1,723,869)

Operating and administrative expenses	(4,265,655)	(2,418,895)

Total operating expenses	(6,635,418)	(4,142,764)

Income from operations	13,715,407	14,926,091

Other income/(expense)	(56,165)	(40,548)

Interest income	91,984	152,400

Exchange gain/(loss)	231,326	(271)

Total other income/(expense)	267,145	111,581

Income before income taxes and minority interests	13,982,552	15,037,672

Provision for income taxes	(4,151,782)	(5,391,464)

Net income	9,830,770	9,646,208

Net income attributable to non-controlling interest in a subsidiary	(1,189,029)	(1,117,583)

Net income attributable to China Agritech’s common stockholders	8,641,741	8,528,625

Other comprehensive income
Foreign currency translation adjustment	3,533,491	2,164,385

Comprehensive income	12,175,232	10,693,010
Comprehensive income attributable to non-controlling interest in a subsidiary	(273,681)	(187,566)

Comprehensive income attributable to China Agritech’s common stockholders	11,901,551	10,505,444
Basic weighted average shares outstanding after taking the effect of 1 for 4 reverse stock split on September 8, 2009 and 2 for 1 forward stock split on February 1, 2010.	12,349,808	10,934,169
Basic net earning per share after taking the effect of 1 for 4 reverse stock split on September 8, 2009 and 2 for 1 forward stock split on February 1, 2010.	0.70	0.78
Diluted weighted average shares outstanding after taking the effect of 1 for 4 reverse stock split on September 8, 2009 and 2 for 1 forward stock split on February 1, 2010.	12,349,808	10,964,516
Diluted net earnings per share after taking the effect of 1 for 4 reverse stock split on September 8, 2009 and 2 for 1 forward stock split on February 1, 2010.	0.70	$0.78

Basic and diluted weighted average shares outstanding are the same as there is no antidilutive effect.

The accompanying notes are an integral part of these consolidated financial statements.

CHINA AGRITECH, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF STOCKHOLDERS’ EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

	Common stock		Additional		Other		Total China Agritech’s	Non-controlling interest	Total
	Number of shares	Amount	paid-in capital	Statutory reserves	comprehensive income	Retained earnings	stockholders’ equity	in a subsidiary	stockholders’ equity
Balance at December 31, 2006	9,573,126	$19,144	$12,619,049	$2,790,916	$601,288	$10,825,722	$26,856,119	$2,160,575	$29,016,694
Stock issued for cash	2,778,000	5,556	13,478,922	—	—	—	13,484,478	—	13,484,478
Stock option expenses	—	—	37,943	—	—	—	37,943	—	37,943
Foreign currency translation	—	—	—	—	1,976,819	—	1,976,819	187,566	2,164,385
Net income for the year	—	—	—	—	—	8,528,625	8,528,625	1,117,583	9,646,208
Transfer to statutory reserve	—	—	—	1,508,737	—	(1,508,737)	—	—	—
Balance at December 31, 2007	12,351,126	$24,700	$26,135,914	$4,299,653	$2,578,107	$17,845,610	$50,883,984	$3,465,724	$54,349,708
Stock issued for cash	—	—	—	—	—	—	—	—	—
Stock option expenses	—	—	12,965	—	—	—	12,965	—	12,965
Foreign currency translation	—	—	—	—	3,259,810	—	3,259,810	273,681	3,533,491
Net income for the year	—	—	—	—	—	8,641,741	8,641,741	1,189,029	9,830,770
Transfer to statutory reserve	—	—	—	1,125,754	—	(1,125,754)	—	—	—
Balance at December 31, 2008	12,351,126	$24,700	$26,148,879	$5,425,407	$5,837,917	$25,361,597	$62,798,500	$4,928,434	$67,726,934

CHINA AGRITECH, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

	2008	2007
Cash flows from operating activities:
Net income attributable to China Agritech’s common stockholders	$8,641,741	$8,528,625
Adjustments to reconcile net income to net cash
Provided by (used in) operating activities:
Stock based compensation	12,965	37,942
Net income attributable to non-controlling in a subsidiary	1,189,029	1,117,583
Depreciation and amortisation	549,341	390,736
Provision for doubtful debts	195,616	57,745
Decrease / (Increase) in current assets:
Accounts receivable	(11,306,241)	(9,333,639)
Inventories	(2,638,273)	(2,186,497)
Advances to suppliers	1,668,798	(3,626,775)
Prepayments and other receivable	(1,503,874)	(455,699)
Due from shareholders	—	22,532
(Decrease) / Increase in current liabilities:
Accounts payable	3,226,288	(357,627)
Tax payables	(375,076)	532,043
Accrued expenses and other payables	(553,730)	625,851
Net cash used in operating activities	(893,416)	(4,647,180)
Cash flows from investing activities:
Acquisition of property & equipment	(951,588)	(1,429,517)
Construction in progress	(966,168)	—
Restricted cash	11,415	88,821
Net cash used in investing activities	(1,906,341)	(1,340,696)
Cash flows from financing activities:
Amount held in escrow account	2,000,000	(2,000,000)
Advance from shareholders	—
Issuance of shares for cash	—	13,484,478
Net cash provided by financing activities	2,000,000	11,484,478
Net increase in cash and cash equivalents	(799,757)	5,496,602
Effect of exchange rate change on cash and cash equivalents	910,771	(85,390)
Cash and cash equivalents, beginning of year	11,841,221	6,430,009
Cash and cash equivalents, end of year	$11,952,235	$11,841,221
Supplement disclosure of cash flow information:
Interest expense paid	$—	$—
Income taxes paid	4,437,384	5,266,039
Cash from issue of common stock placed in escrow account	—	2,000,000
Noncash Investment and Financing Activity
Offset of amounts due to/from stockholders	$320,666	$—

CHINA AGRITECH, INC. AND SUBSIDIARIES
NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS

1.   ORGANIZATION AND DESCRIPTION OF BUSINESS

China Agritech (the "Company" or “we”) is a holding company whose direct and indirect subsidiaries manufacture and sell organic liquid compound fertilizers, organic granular compound fertilizers and related agricultural products. Our business operations are primarily conducted through Anhui Agritech Agriculture Development Limited (“Anhui Agritech”), Beijing Agritech Fertilizer Ltd. (“Beijing Agritech”), China Tailong Holdings Company Limited ("Tailong") and Tailong’s subsidiary, Pacific Dragon Fertilizers Co. Ltd. ("Pacific Dragon"). Our revenues are derived from the sale of our fertilizers and related agricultural products to our customers.

We acquired the line of business in which we now operate by entering into a transaction with Tailong and the shareholders of Tailong pursuant to the Reorganization Agreement (defined below) effective February 3, 2005.  We were originally incorporated on January 5, 1925, under the laws of the State of Nevada as Argyle Mining Company. We changed our name to Argyle Corporation in January 1960, Basic Empire in November 1963, Basic Empire Corp in December 1976 and finally to China Agritech, Inc. in May 2005. On August 10, 2004, we changed our corporate domicile from Nevada to Delaware. Throughout our existence, we have changed our business model several times, and conducted no substantive business from 1986 until February 2005, when we closed the transaction pursuant to the Reorganization Agreement.

On December 25, 2004, the Company, Tailong, and the stockholders of Tailong (the "Tailong Stockholders") entered into the Agreement and Plan of Reorganization ("Reorganization Agreement"), as amended and such reorganization became effective on February 3, 2005.  The Reorganization Agreement provided for the acquisition by the Company from the Tailong Stockholders of all of the issued and outstanding Tailong shares in exchange for 10,606,158 shares of newly issued restricted common stock of the Company, whereby the Tailong Stockholders obtained control of the Company and as a result, Tailong became a wholly-owned subsidiary of the Company.

As a result of the acquisition of Tailong, the Company took on the business of our operating subsidiaries and became a fertilizer manufacturer and conducted its operations in the People's Republic of China (the "PRC") through its wholly-owned subsidiary, Tailong and Tailong's 90% owned subsidiary, Pacific Dragon.

Tailong was incorporated on October 27, 2003 under the laws of Hong Kong. On October 9, 2004, Tailong acquired 90% of Pacific Dragon, which conducts Tailong's only business operations. Pacific Dragon is a foreign investment joint venture and was incorporated in the PRC on May 20, 1994. Pacific Dragon is classified as a Foreign Invested Enterprise ("FIE") in the PRC and is subject to the FIE laws of the PRC. Its legal structure is similar to that of a limited liability company organized under state laws in the United States.

On June 29, 2006, the Company established a wholly owned subsidiary, Anhui Agritech. Anhui Agritech engages in the business of manufacturing and marketing a series of organic liquid compound fertilizers.

On November 1, 2006, the Company and the stockholders of CAI Investment, Inc (the “CAI stockholders”) entered into an equity transfer agreement. The CAI stockholders transferred 100% equity interest in CAI Investment, Inc. (“CAI”) to the Company in exchange for $1,000.

Prior to the equity transfer, CAI established a wholly owned subsidiary, Beijing Agritech Fertilizer Limited (“Agritech Fertilizer”). Agritech Fertilizer engages in the business of manufacturing and marketing a series of organic liquid compound fertilizers.

2.   BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a.   Principles of consolidation

The consolidated financial statements include the accounts of China Agritech, Inc. and all of its subsidiaries. All significant inter-company accounts and transactions have been eliminated in consolidation.

b.   Use of estimates

The preparation of these Condensed Interim Financial Statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the condensed interim financial statements and the amount of revenues and expenses during the reporting periods. Management makes these estimates using the best information available at the time the estimates are made. However, actual results could differ materially from those estimates.

c. Basis of presentation

This basis of accounting differs in certain respects from that used for the preparation of the books of account of the Company’s subsidiaries, which are prepared in accordance with the accounting principles and the relevant financial regulations applicable to enterprises with limited liabilities established in the PRC and Hong Kong, the place of their domicile. The accompanying Condensed Interim  Financial Statements reflect necessary adjustments not recorded in the books of account of the Company's subsidiaries to present them in conformity with U.S. GAAP.

d.   Cash and cash equivalents

For Statement of Cash Flows purposes, the Company considers all cash on hand and in banks, including accounts in book overdraft positions, certificates of deposit and other highly-liquid investments with maturities of three months or less, when purchased, to be cash and cash equivalents.

e.   Accounts receivable

The Company's policy is to maintain reserves for potential credit losses on accounts receivable. Management reviews the composition of accounts receivable and analyzes historical bad debts, customer concentrations, customer creditworthiness, current economic trends and changes in customer payment patterns to evaluate the adequacy of these reserves. The Company gives most clients an extended credit policy for one year. The Company extends credit to its customers based upon its assessment of their credit worthiness and generally does not require collateral. Credit losses have not been significant.

f.   Inventories

Inventories are valued at the lower of cost (determined on a weighted average basis) or market. Management compares the cost of inventories with market value and an allowance is provided to reduce the value of inventories to their net market value.

g.   Advances to suppliers

The Company provides advances to certain vendors for purchase of its material. Advancing of funds to vendors is a common practice in China and the Company expects to realize these advances in the form of inventory receipts within a one year period.

h.   Property and equipment

Property and equipment are recorded at cost. Gains or losses on disposals are reflected as gain or loss in the year of disposal. The cost of improvements that extend the life of property and equipment are capitalized. These capitalized costs may include structural improvements, equipment and fixtures. All ordinary repair and maintenance costs are expensed as incurred.

Depreciation and amortization for financial reporting purposes is provided using the straight-line method over the estimated useful lives of the assets: 5 to 15 years for machinery; 3 to 5 years or shorter of the lease period for leasehold improvement, 5 to 10 years for office equipment; and 5 to 8 years for motor vehicles.

i.   Construction in Progress

Construction in progress represents the costs incurred in connection with the construction of buildings or new additions to the Company's plant facilities. No depreciation is provided for construction in progress until such time as the relevant assets are completed and are ready for their intended use.

j.   Impairment

The Company applies the provisions of Statement of Financial Accounting Standards (“SFAS”) No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets", issued by the Financial Accounting Standards Board ("FASB"). SFAS No. 144 requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable through the estimated undiscounted cash flows expected to result from the use and eventual disposition of the assets. Whenever any such impairment exists, an impairment loss will be recognized for the amount by which the carrying value exceeds the fair value.

The Company tests long-lived assets, including property and equipment subject to periodic amortization, for recoverability at least annually or more frequently upon the occurrence of an event or when circumstances indicate that the net carrying amount is greater than its fair value. Assets are grouped and evaluated at the lowest level for their identifiable cash flows that are largely independent of the cash flows of other groups of assets. The Company considers historical performance and future estimated results in its evaluation of potential impairment and then compares the carrying amount of the asset to the future estimated cash flows expected to result from the use of the asset. If the carrying amount of the asset exceeds estimated expected undiscounted future cash flows, the Company measures the amount of impairment by comparing the carrying amount of the asset to its fair value. The estimation of fair value is generally measured by discounting expected future cash flows as the rate the Company utilizes to evaluate potential investments. The Company estimates fair value based on the information available in making whatever estimates, judgments and projections are considered necessary. There was no impairment of long-lived assets for the year ended December 31, 2008 and year ended December 31, 2007.

k.   Revenue recognition

The Company's revenue recognition policies are in compliance with Staff Accounting Bulletin 104. Sales revenue is recognized at the date of shipment to customers when a formal arrangement exists, the price is fixed or determinable, the delivery is completed, no other significant obligations of the Company exist and collectibility is reasonably assured.

The Company's revenue consists of the invoiced value of goods, net of a value-added tax (“VAT”).

l.   Advertising costs

The Company expenses the cost of advertising as incurred or, as appropriate, the first time the advertising takes place. Advertising costs for the year ended December 31, 2008 and 2007 were $646,242 and $460,403, respectively.

m. Shipping and Handling

The Company classifies shipping cost under selling expenses. Shipping costs for the year ended December 31, 2008 and 2007 were $720,401 and $405,877, respectively

n.   Income taxes

The Company utilizes SFAS No. 109, "Accounting for Income Taxes," which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred income taxes are recognized for tax consequences in future years of differences between the tax basis of assets and liabilities and their financial reporting amounts at each period end based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

The Company accounts for income taxes using an asset and liability approach which allows for the recognition and measurement of deferred tax assets based upon the likelihood of realization of tax benefits in future years. Under the asset and liability approach, deferred taxes are provided for the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. A valuation allowance is provided for deferred tax assets if it is more likely than not these items will either expire before the Company is able to realize their benefits, or that future deductibility is uncertain.

The Company records a valuation allowance for deferred tax assets, if any, based on its estimates of its future taxable income as well as its tax planning strategies when it is more likely than not that a portion or all of its deferred tax assets will not be realized. If the Company is able to utilize more of its deferred tax assets than the net amount previously recorded when unanticipated events occur, an adjustment to deferred tax assets would increase the Company’s net income. The Company does not have any significant deferred tax assets or liabilities in the PRC tax jurisdiction.

The Company adopted the provisions of Financial Accounting Standards Board (“FASB”) Interpretation No. 48, “Accounting for Uncertainty in Income Taxes-an interpretation of FASB Statement No. 109” (“FIN 48”), on January 1, 2007. FIN 48 clarifies the accounting foe uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with FASB Statement 109, “Accounting for Income Taxes”, and prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provide guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition.

Based on our evaluation, we have concluded that there are no significant uncertain tax positions requiring recognition in our financial statements. Our evaluation was performed for the tax years ended December 31, 2008 and 2007, the tax years which remain subject to examination by major tax jurisdictions (PRC) as of December 31, 2008. We may from time to time be assessed interest or penalties by major tax jurisdictions. In the event we receive an assessment for interest and/or penalties, it will be classified in the financial statements as tax expense.

o.   Foreign currency translation

The Company uses the United States dollar for financial reporting purposes. The Company's subsidiaries maintain their books and records in their functional currency, being the primary currency of the economic environment in which their operations are conducted. Such financial statements were translated into U.S. dollars in accordance with SFAS No. 52, “Foreign Currency Translation.” According to SFAS No. 52, all assets and liabilities is translated at the current exchange rate, stockholder’s equity are translated at the historical rates and income statement items are translated at the average exchange rate for the period. The resulting translation adjustments are reported under other comprehensive income in accordance with SFAS No. 130, “Reporting Comprehensive Income” as a component of shareholders’ equity.

p.   Fair values of financial instruments

SFAS No. 107, "Disclosures about Fair Value of Financial Instruments," requires that the Company disclose estimated fair values of financial instruments. The Company's financial instruments primarily consist of cash and cash equivalents, accounts receivable, other receivables, advances to suppliers, accounts payable, other payables, taxes payable, and related party advances and borrowings.

As of the balance sheet dates, the estimated fair values of the financial instruments were not materially different from their carrying values as presented on the balance sheet. This is attributed to the short maturities of the instruments and to the interest rates on the borrowings approximating those that would have been available for loans of similar remaining maturity and risk profile at respective balance sheet dates.

q.   Earning per share (EPS)

Earnings per share is calculated in accordance with the SFAS No. 128, “Earnings per share.” Basic earnings per share is based upon the weighted average number of common shares outstanding. Diluted earnings per share is based on the assumption that all dilutive warrant and stock options were converted or exercised. Dilution is computed by applying the treasury stock method. Under this method, options and warrants are assumed to be exercised at the beginning of the period (or at the time of issuance, if later), and as if funds obtained thereby were used to purchase common stock at the average market price during the period.

The following table is a reconciliation of the weighted average shares used in the computation of basic and diluted earnings per share for the periods presented (amounts in thousands, except per share data):

		2008			2007
		Weighted			Weighted
		Average	Per		Average	Per
	Income	Shares*	Shares	Income	Shares*	Shares
Earning per share - basic

Income available to common stockholders	$8,641	12,350	$0.70	$8,529	10,934	$0.78

Effect of dilutive options and warrants	—	—	—	—	30	—

Earning per share - diluted

Income available to common stockholders	$8,641	12,350	$0.70	$8,529	10,964	$0.78

*After taking the effect of 1 for 4 reverse stock split on September 8, 2009 and 2 for 1 forward stock split on February 1, 2010.

The dilutive earnings per share computation for 2008 excludes options and warrants to purchase 269,460 shares of common stock and for 2007 excludes options and warrants to purchase 219,460 shares of common stock because the impact was anti-dilutive.

r.   Segment reporting

SFAS No. 131, "Disclosure about Segments of an Enterprise and Related Information" requires use of the "management approach" model for segment reporting. The management approach model is based on the way a company's management organizes segments within the company for making operating decisions and assessing performance. Reportable segments are based on products and services, geography, legal structure, management structure, or any other manner in which management disaggregates a company.

SFAS No. 131 has no effect on the Company's Consolidated Financial Statements as the Company operates in one reportable business segment.

s.   Statement of cash flows

In accordance with SFAS No. 95, "Statement of Cash Flows," cash flows from the Company's operations is calculated based upon the local currencies. As a result, amounts related to assets and liabilities reported on the statement of cash flows may not necessarily agree with changes in the corresponding balances on the balance sheets.

t.   Stock-based compensation

On December 16, 2004, the FASB issued SFAS No. 123R, “Share-Based Payment”, which replaces SFAS No. 123, “Accounting for Stock-Based Compensation” and supersedes APB Opinion No. 25, “Accounting for Stock Issued to Employees.” SFAS No. 123R requires all share based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on the grant date fair value of the award. The Company has adopted the requirements of SFAS No. 123R for the fiscal year beginning on December 26, 2005, and recorded the compensation expense for all unvested stock options existing prior to the adoption during the period.

u.   Recent Accounting Pronouncements

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities - Including an amendment of FASB Statement No. 115." SFAS No. 159 permits companies to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. The objective of SFAS No. 159 is to provide opportunities to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently, without having to apply hedge accounting provisions. SFAS No. 159 also establishes presentation and disclosure requirements designed to facilitate comparisons between companies that choose different measurement attributes for similar types of assets and liabilities. SFAS No. 159 is effective for financial statements issued for fiscal years beginning after November 15, 2007. Adoption of SFAS No.159 did not have a material impact on our consolidated financial statements.

In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements.” SFAS No. 160 amends Accounting Research Bulletin (“ARB”) 51, “Consolidated Financial Statements,” to establish accounting and reporting standards for the noncontrolling (minority) interest in a subsidiary and for the deconsolidation of a subsidiary. It clarifies that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the Consolidated Financial Statements. SFAS No. 160 is effective for the Company’s fiscal year beginning after December 15, 2008. Management has evaluated the effect of this pronouncement on the Consolidated Financial Statements and made retrospective adjustments, see Note 22.

In December 2007, FASB issued SFAS No. 141(R), “Business Combinations.” This Statement replaces SFAS No. 141, “Business Combinations.” This Statement retains the fundamental requirements in SFAS No. 141 that the acquisition method of accounting (which SFAS No. 141 called the purchase method) be used for all business combinations and for an acquirer to be identified for each business combination. This Statement also establishes principles and requirements for how the acquirer: a) recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree; b) recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase and c) determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. SFAS No. 141(R) will apply prospectively to business combinations for which the acquisition date is on or after Company’s fiscal year beginning October 1, 2009. While the Company has not yet evaluated this statement for the impact, if any, that SFAS No. 141(R) will have on its Consolidated Financial Statements..

In March 2008, FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities.” SFAS No. 161 requires enhanced disclosures about an entity’s derivative and hedging activities and thereby improves the transparency of financial reporting. The objective of SFAS No. 161 is to provide adequate information about how derivative and hedging activities affect an entity’s financial position, financial performance and cash flows. SFAS No. 161 will be effective in the first quarter of fiscal 2009. The Company is evaluating the impact that this statement will have on its Consolidated Financial Statements.

In May 2008, FASB issued SFAS No. 162, “The Hierarchy of Generally Accepted Accounting Principles.” SFAS No. 162 identifies the sources of accounting principles and the framework for selecting the principles to be used in the preparation of financial statements of nongovernmental entities that are presented in conformity with U.S. GAAP. SFAS No. 162 shall be effective 60 days following the SEC’s approval of the Public Company Accounting Oversight Board (“PCAOB”) amendments to AU Section 411, “The Meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles.” The Company will evaluate the impact that this statement will have on its Consolidated Financial Statements when this pronouncement becomes effective.

In May 2008, FASB issued SFAS No. 163, “Accounting for Financial Guarantee Insurance Contracts.” SFAS No. 163 requires that an insurance enterprise recognize a claim liability prior to an event of default (insured event) when there is evidence that credit deteriorations have occurred in an insured financial obligation. SFAS No. 163 is effective for financial statements issued for fiscal years beginning after December 15, 2008. The adoption of SFAS No. 163 will not have a material impact on the Company’s Consolidated Financial Statements.

In September 2006, FASB issued SFAS No. 157, “Fair Value Measurements,” which is effective for fiscal years beginning after November 15, 2007, and for interim periods within those years. SFAS No. 157 defines fair value, establishes a framework for measuring fair value under U.S. GAAP, and enhances disclosures about fair value measurements. SFAS No. 157 applies when other accounting pronouncements require fair value measurements; it does not require any new fair value measurements. In February 2008, the FASB issued FASB Staff Position (“FSP”) No. FAS 157-2, “Effective Date of FASB Statement No. 157,” which defers the effective date of SFAS No. 157 for non-financial assets and liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually), until fiscal years and interim periods beginning after November 15, 2008. We expect to adopt FSP No. FAS 157-2 as of January 1, 2009, and we are currently assessing the impact of applying SFAS No. 157 to non-financial assets and non-financial liabilities on our results of operations, cash flows and financial position.  The impact of FAS 157 with respect to financial assets did not have a significant impact on our financial statements.

As a result of the recent credit crisis, on October 10, 2008, the FASB issued FSP No. FAS 157-3, “Determining the Fair Value of a Financial Asset in a Market That is Not Active.” This FSP clarifies the application of SFAS No. 157 in a market that is not active. The FSP addresses how management should consider measuring fair value when relevant observable data does not exist. The FSP also provides guidance on how observable market information in a market that is not active should be considered when measuring fair value, as well as how the use of market quotes should be considered when assessing the relevance of observable and unobservable data available to measure fair value. This FSP is effective upon issuance, including prior periods for which financial statements have not been issued. Revisions resulting from a change in the valuation technique or its application shall be accounted for as a change in accounting estimate in accordance with SFAS No. 154, “Accounting Changes and Error Corrections.” Adoption of this standard had no effect on our results of operations, cash flows or financial position.

3.   RESTRICTED CASH

On July 5, 2007, the Company issued and sold 5,556,000 shares of its common stock for $2.70 per share for a purchase price, in the aggregate, of $15,001,200. The direct costs related to this stock sale, including legal and professional fees, were deducted from the related proceeds and $2,000,000 was deposited in an escrow account. The balance held in escrow was $2,000,000 as of December 31, 2007. In December 2008, the $2,000,000 was released from escrow.

Included in the balance at December 31, 2007, there was an amount of $11,415 held for the settlement of outstanding share transfer agent fee.

There were no requirements or contingencies with respect to this restricted cash balance beyond the amount being held in escrow until certain specified conditions were fulfilled.

4.   ACCOUNTS RECEIVABLE

Accounts receivable consist of the following:

	December 31	December 31
	2008	2007
Accounts receivable	$35,221,721	$22,104,349
Less: Allowance for doubtful accounts	(448,606)	(227,981)
	$34,773,115	$21,876,368

The activity in the Company’s allowance for doubtful accounts is summarized as follows:

	December 31	December 31
	2008	2007
Balance at the beginning of the year	$227,981	170,236
Add: provision during the year	220,625	57,745
Balance at the end of the year	$448,606	$227,981

5 .   INVENTORIES

Inventories consist of the following as of December 31, 2008 and December 31, 2007:

	December 31	December 31
	2008	2007
Raw Materials	$4,941,787	$2,579,210
Packing Materials	107,053	37,645
Finished goods	1,403,778	891,886
	$6,452,618	$3,508,741

6 .   PREPAYMENTS AND OTHER RECEIVABLES

Prepayments and other receivables primarily include prepaid rent, prepaid advertising and advanced travel expenses to employees.

7 .   PROPERTY AND EQUIPMENT

Property and equipment consist of the following as of December 31, 2008 and December 31, 2007:

	December 30	December 31
	2008	2007
Manufacturing machinery	$4,735,761	$3,750,525
Leasehold improvement	439,341	165,905
Office equipment	220,031	210,998
Motor vehicles	619,149	565,310
	6,014,282	4,692,738
Less: Accumulated Depreciation	(1,518,237)	(893,780)
	$4,496,045,	$3,798,958

Depreciation and amortization expense for the year ended December 31, 2008 and 2007 was $548,571 and $390,736, respectively.

8 .   CONSTRUCTION IN PROGRESS

 The construction in progress consists of property and equipment for the organic granular compound fertilizer plants in Harbin.

9 .   DEPOSIT FOR EQUIPMENT

Deposit for equipment consists of advances to the supplier for the purchase of machinery for granular organic fertilizer plant.

10. ACCRUED EXPENSES AND OTHER PAYABLES

Accrued expenses and other payables consist of the following as of December 31, 2008 and December 31, 2007:

	December 31	December 31
	2008	2007
Other accrued expense	105,924	103,495
Other payables	116,030	125,555
	$221,954	$229,050

11.   AMOUNTS DUE TO RELATED PARTIES

The amounts due to related parties represented advances from the Company’s officers and shareholders, and were unsecured, non-interest bearing and due on demand.

12.   TAXES PAYABLE

Taxes payable consist of the following as of December 31, 2008 and December 31, 2007:

	December 31	December 31
	2008	2007
Income tax payable	$857,324	$1,069,936
VAT tax payable	529,313	576,911
Others	2,260	3,396
	$1,388,897	$1,650,243

13.   INCOME TAXES

Local PRC income tax

The Company is governed by the Income Tax Law of the PRC concerning Chinese registered limited liability companies. Under the Income Tax Laws of the PRC, Chinese enterprises are generally subject to an income tax at an effective rate of 25% and 33% (30% state income taxes plus 3% local income taxes) for the year ended December 31, 2008 and 2007, respectively, on income reported in the statutory financial statements after appropriate tax adjustments, unless the enterprise is located in a specially designated region for which more favorable effective tax rates are applicable.

Beginning January 1, 2008, the new Enterprise Income Tax (“EIT”) law  replaced the existing laws for Domestic Enterprises (“DEs”) and Foreign Invested Enterprises (“FIEs”). The new standard EIT rate of 25% will replace the 33% rate currently applicable to both DEs and FIEs. The two years tax exemption and the three years 50% tax reduction tax holiday for production-oriented FIE will be eliminated.

The provision for income taxes for the year ended December 31, 2008 and 2007 consisted of the following:

	Year ended December 31,
	2008	2007
Provision for China income and local tax	$4,151,782	$5,391,464

The following table reconciles the statutory rates to the Company’s effective tax rate at December   31, 2008 and 2007 respectively;

	2008	2007
Tax at statutory rate	25%	33%
Net operating loss in other tax jurisdiction for where no benefit is realized	5%	3%
	30%	36%

14.   NON-CONTROLLING INTEREST IN A SUBSIDIARY

Represents the 10% interest of our minority shareholder, Yinlong Industrial Co., Ltd., a related party of the Company, in Pacific Dragon.

15. CURRENT VULNERABILITY DUE TO CERTAIN CONCENTRATIONS

The Company’s operations are all carried out in the PRC. Accordingly, the Company’s business, financial condition and results of operations may be influenced by the political, economic and legal environments in the PRC, and by the general state of the PRC's economy.

The Company’s operations in the PRC are subject to specific considerations and significant risks not typically associated with companies in North America and Western Europe. These include risks associated with, among others, the political, economic and legal environments and foreign currency exchange. The Company's results may be adversely affected by changes in governmental policies with respect to laws and regulations, anti-inflationary measures, currency conversion and remittance abroad, and rates and methods of taxation, among other things.

16.   MAJOR CUSTOMERS AND VENDORS

There were no major customers which accounted for more than 10% of the total net revenue for the year ended December 31, 2008 and 2007.

Four vendors provided approximately 68% of the Company’s raw materials for the year ended December 31, 2008, with each vendor individually accounting for approximately 33%, 12%, 12% and 11%. Four vendors provided approximately 80% of the Company’s dollar value of raw materials for the year ended December 31, 2007, with each individually accounting for approximately 31%, 19%, 21% and 10%.

17.   RETIREMENT PLAN

As stipulated by the regulations of the PRC government, companies operating in the PRC have defined contribution retirement plans for their employees. The PRC government is responsible for the pension liability to these retired employees. Commencing January 1, 2002, the Company was required to make specified contributions to the state-sponsored retirement plan at 20% of the basic salary cost of their staff. Each of the employees of the PRC subsidiaries is required to contribute 8% of his/her basic salary. For the years ended December 31, 2008 and 2007, contributions made by the Company were approximately $43,871and $27,085 respectively.

18.   STOCK OPTIONS AND WARRANTS

The Company adopted SFAS No. 123 (Revised 2004), “Share Based Payment,” under the modified-prospective transition method on January 1, 2006. SFAS No. 123R requires companies to measure and recognize the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value. Share-based compensation recognized under the modified-prospective transition method of SFAS No. 123R includes share-based compensation based on the grant-date fair value determined in accordance with the original provisions of SFAS No. 123, “Accounting for Stock-Based Compensation,” for all share-based payments granted prior to and not yet vested as of January 1, 2006 and share-based compensation based on the grant-date fair-value determined in accordance with SFAS No. 123R for all share-based payments granted after January 1, 2006. SFAS No. 123R eliminates the ability to account for the award of these instruments under the intrinsic value method proscribed by Accounting Principles Board ("APB") Opinion No. 25, “Accounting for Stock Issued to Employees,” and allowed under the original provisions of SFAS No. 123. Prior to the adoption of SFAS No. 123R, the Company accounted for stock option plans using the intrinsic value method in accordance with the provisions of APB Opinion No. 25 and related interpretations.

As a result of adopting SFAS No. 123R, the Company recognized $12,965 and $37,942 in share-based compensation expense for the year ended December 31, 2008 and 2007.  There was no impact of this share-based compensation expense on the Company's basic and diluted earnings per share. The fair value of our stock options was estimated using the Black-Scholes option pricing model.

The Company’s 2008 Equity Incentive Plan (“the Plan”) which was shareholder approved, permits the grant of Options, Stock Appreciation Rights, Restricted Stock, Restricted Stock Units, and Other Share-Based Awards as the Administrator may determine to its Employees, Directors and Consultants. One million eight hundred thousand (1,800,000) (after taking the effect of 1 for 4 reverse stock split on September 8, 2009 and 2 for 1 forward stock split on February 1, 2010) Shares will be available for issuance under the Plan. The Company believes the Plan will promote the success of the Company’s business, advance the interests of the Company, and attract and retain the best available personnel for positions of substantial responsibility  The exercise price per share with respect to the Plan will be determined by the Administrator provided that the exercise price per share cannot be less than the Fair Market Value of a Share on the Grant Date and the Administrator shall establish and set forth in the Award Agreement the times, installments or conditions upon which the Option, Stock Appreciation Rights, Restricted Stock, Restricted Stock Units, and Other Share-Based Awards shall vest and become exercisable, which may include, among other things, the achievement of the Company-wide, business unit, and individual goals (including, but not limited to continued employment or services)

Options

In connection with the appointment of the Company’s new CFO, which occurred on October 17, 2008, the Company granted the CFO options to purchase 50,000 shares (after taking the effect of 1 for 4 reverse stock split on September 8, 2009 and 2 for 1 forward stock split on February 1, 2010) of its common stock. The options vested immediately upon signing of the employment contract. The exercise price of the options is $4.00 per share.

The assumptions used in calculating the fair value of options granted using the Black-Scholes option- pricing model are as follows:

2008
Risk-free interest rate	1.34%
Expected life of the options	1 year
Expected volatility	99%
Expected dividend yield	0%

Following is a summary of the stock option activity:

	Options outstanding	Weighted Average Exercise Price	Grant Date Fair Market Value of a Share
Outstanding, December 31, 2006	25,000	$7.00
Granted	—	—
Forfeited	—	—
Exercised	—	—
Outstanding, December 31, 2007	25,000	7.00
Granted	50,000	4.00	$0.52
Forfeited	—	—
Exercised	—	—
Outstanding, December 31, 2008	75,000	$5.00

Following is a summary of the status of options outstanding at December 31, 2008:

Outstanding Options			Exercisable Options
Exercise Price	Number	Average Remaining Contractual Life	Average Exercise Price	Number	Average Exercise Price
$7.00	25,000	2.4 years	$7.00	25,000	$7.00
$4.00	50,000	4.8 years	4.00	50,000	4.00

The number of shares and exercise price as mentioned above are adjusted to reflect the effect of 1 for 4 reverse stock split on September 8, 2009 and 2 for 1 forward stock split on February 1, 2010.

As of December 31, 2008, our options had no intrinsic value.

Warrants

In connection with a private placement which occurred on July 5, 2007, the Company granted the private placement consultant warrants to purchase 194,460 shares of its common stock. The warrants vested immediately. The exercise price of the warrants is $5.40 per share.

The assumptions used in calculating the fair value of warrants granted using the Black-Scholes option- pricing model are as follows:

Risk-free interest rate	5.02%
Expected life of the options	5 years
Expected volatility	83%
Expected dividend yield	0%

Following is a summary of the warrants activity:

	Warrants outstanding	Weighted Average Exercise Price	Grant Date Fair Market Value of a Share
Outstanding, December 31, 2006	—	$—
Granted	194,460	5.40	$4.62
Forfeited	—	—
Exercised	—	—
Outstanding, December 31, 2007	194,460	5.40
Granted	—	—
Forfeited	—	—
Exercised	—	—
Outstanding, December 31, 2008	194,460	$5.40

The warranties outstanding and exercise price as mentioned above are adjusted to reflect the effect of 1 for 4 reverse stock split on September 8, 2009 and 2 for 1 forward stock split on February 1, 2010.

Following is a summary of the status of warrants outstanding at December 31, 2008:

Outstanding Warrants			Exercisable Warrants
Exercise Price	Number	Average Remaining Contractual Life	Average Exercise Price	Number	Average Exercise Price
$5.40	194,460	3.5 years	$5.40	194,460	$5.40

As of December 31, 2008, our warrant had no intrinsic value.

19.   STATUTORY RESERVES

As stipulated by the Company Law of the People's Republic of China, net income after taxation can only be distributed as dividends after appropriation has been made for the following:

i) Making up cumulative prior years' losses, if any;

ii) Allocations to the "Statutory surplus reserve" of at least 10% of income after tax, as determined under PRC accounting rules and regulations, until the fund amounts to 50% of the Company's registered capital;

iii) Allocations of 5-10% of income after tax, as determined under PRC accounting rules and regulations, to the Company's "Statutory common welfare fund," which is established for the purpose of providing employee facilities and other collective benefits to the Company's employees; and

iv) Allocations to the discretionary surplus reserve, if approved in the shareholders' general meeting.

In accordance with the Chinese Company Law, the Company has allocated 10% of its net income to surplus. The amount included in the statutory reserves as of December 31, 2008 and December 31, 2007 amounted to $5,425,406 and $4,299,653, respectively.

20.   RELATED PARTY TRANSACTIONS AND COMMITMENTS AND LEASES

On January 6, 2005, our subsidiary Pacific Dragon entered into a license agreement with Mr. Yu Chang, our Chairman, Chief Executive Officer and President. Under this license agreement, Mr. Chang granted an exclusive license to Pacific Dragon for the use of know-how in manufacturing organic liquid compound fertilizer on a royalty-free basis. The Company continues to refine the manufacturing know-how of the product at its expense. On December 3, 2005, Mr. Chang and Pacific Dragon entered into another license agreement pursuant to which the term of the license was extended to a permanent license. In accordance with the Securities Purchase Agreement, dated June 29, 2007, among the Company, Mr. Chang, and the investors named therein, an additional license agreement was entered into for the know-how mentioned above between Mr. Chang and Pacific Dragon Fertilizers Co. Ltd. (a subsidiary of the Company), confirming that the license has been extended until December 31, 2011.

The Company's PRC subsidiary, Pacific Dragon, has entered into a tenancy agreement with a related party, Yinlong Industrial Co. Ltd. ("Yinlong"), the joint venturer holding a 10% equity interest in Pacific Dragon, to lease two factory plants and one office building with a total floor area of 7,018 sq. meters for a term of 10 years from January 1, 2004 to December 31, 2013 at an annual rent of RMB 1,200,000 (equivalent to $144,578). The tenancy agreement was revised by increasing the annual rent to RMB 3,600,000 (equivalent to $518,940) effective from July 1, 2005.  Yinlong is owned and controlled by Mr. Yu Chang and Ms. Xiaorong Tang, who are directors of the Company.

On July 2, 2007, Agritech Fertilizer Co., Ltd entered into a tenancy agreement with Ms Teng Xiao Rong (a director of the Company) to lease an office with a total floor area of 780 meter square for a term of 5 years from February 1, 2007 to February 1, 2012 at an annual rent of RMB 492,000 (equivalent to approximately $70,922) effective from July 2, 2007.

As of December 31, 2008, we have approximately $219,718 in capital commitments for the purchase of organic granular compound fertilizer’s production facilities.

The Company incurred rent expense of $888,460 and $701,761 related to the above leases for the  year ended December 31, 2008 and 2007, respectively.  The rent obligations for the next five years after December 31, 2008 are as follows:

Year 2009	915,223
Year 2010	880,982
Year 2011	830,183
Year 2012	681,978
Year 2013	576,492
Thereafter	171,627
$4,056,485

21.  SUBSEQUENT EVENT

On February 12, 2009,  Tailong entered into a share purchase agreement with Pacific Dragon Fertilizers Co. Ltd., or Pacific Dragon,  and Yinlong Industrial Co. Ltd., or Yinlong, and a supplemental purchase agreement among Yinlong, Pacific Dragon, Mr. Yu Chang, the Company’s Chief Executive Officer, President, Secretary and Chairman, and Ms. Xiao Rong Teng, one of the Company’s directors, pursuant to which Tailong agreed to acquire Yinlong’s 10% interest in Pacific Dragon for an aggregate purchase price of $7,980,000.  Mr. Chang has an 85% equity interest in Yinlong and Ms. Teng owns the remaining 15% equity interest.  Following this transaction, the Company, as the sole shareholder of Tailong, will indirectly own 100% of Pacific Dragon.  Subject to approval from the Ministry of Commerce of the People’s Republic of China, the transaction is expected to close in early April, 2009.

On February 12, 2009, in connection with the supplemental purchase agreement described above, Tailong issued an unsecured, interest-free promissory note in the principal amount of $6,980,000 to Yinlong as consideration for the purchase of its 10% interest in Pacific Dragon.  The promissory note has a maturity date of December 31, 2009 and Tailong may prepay all of any portion of the principal of the promissory note without penalty.  The unpaid principal balance of the promissory note is due and payable on December 31, 2009, unless accelerated pursuant to an event of default.

22. ADJUSTMENTS TO PREVIOUSLY FILED FINANCIAL STATEMENTS

The consolidated financial statements of the Company for the years ended December 31, 2008 and December 31, 2007 have been updated to reflect the adoption, effective January 1, 2009, of the provisions of a pronouncement issued in December 2007 on what is now codified as FASB Accounting Standards Codification (“ASC”) Topic 805,  Business Combinations and Topic 810,  Consolidation ..  These ASC Topics describe a non-controlling interest, sometimes called a minority interest, as the portion of equity in a subsidiary not attributable, directly or indirectly, to a parent.  The ASC Topics establish accounting and reporting standards that require, among other items: a) the ownership interests in subsidiaries held by parties other than the parent be presented in the consolidated balance sheets separate from the parent’s equity; b) the amount of consolidated net income or loss, consolidated comprehensive income or loss, in the consolidated statements of operations attributable to the parent and the non-controlling interests be presented on the face of the consolidated statements of operations; and c) entities provide sufficient disclosures that clearly identify and distinguish between the interests of the parent and the interests of the non-controlling holders. The presentation and disclosure requirements of the ASC Topics have been applied retrospectively for all periods presented in the accompanying consolidated balance sheets, statements of operations and statements of cash flows. The adoption of this pronouncement resulted in a change in the description and presentation of "minority interest" to "non-controlling interest," however there was no impact on the Company's financial condition or net income (loss) attributable to stockholders for any periods presented.

On September 8, 2009, the Company effected a 1-for-4 reverse stock split and  on February 1, 2010, the Company effected a 2-for-1 forward stock split. The financial statements for the years ended December 31, 2008 and 2007 have been updated to reflect the effect of the stock splits on all shares, options, warrants, earnings per share and exercise price information.